

January 18, 2012

Via E-mail
Amy Doberman, Esq.
General Counsel
ProShares Trust II
c/o ProShares Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

> **Re: ProShares Trust II**
> **Registration Statement on Form S-1**
> **Filed December 22, 2011**
> **File No. 333-178707**

Dear Ms. Doberman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to your statements on the prospectus cover page and on page 21 that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you may invest in forward contracts. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2.   We note that the initial purchases by the initial Authorized Participant will be two Creation Baskets, equal to $2 million per Creation Unit, per Fund. You have only registered $1 million per Fund, however. Please advise.

3.   Please add disclosure that explains the new CFTC rules on position limits adopted in October 2011 and the impact those rules may have on your business.

4.   Throughout the prospectus you state that each Fund may hold "certain variable rate-demand notes and collateralized repurchase agreements." Please expand your disclosure in the prospectus where appropriate to describe what percentage of your assets may be in these certain variable rate-demand notes and collateralized repurchase agreements. Please explain further what you mean by "certain" variable rate-demand notes. For both of these types of investments, please revise your disclosure in the prospectus where appropriate, including in the MD&A, to describe the credit and liquidity risks, types of counterparties, types of collateral and key terms for these potential investments.

Prospectus Cover Page

5.   Please confirm that your prospectus cover page will be no more than one page in length.

Summary, page 1

6.   Please revise the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Risk Factors, page 6

7.   Please revise the hypothetical that begins at the bottom of page 6 and ends at the top of page 7 to illustrate an example using three times (3x) leverage.

Investment Objectives and Principal Investment Strategies, page 27

8.   Please tell us the percentage of each Fund's assets that will be held in Financial Instruments and the percentage in each type of Financial Instrument.

9.   Please add additional disclosure on how you intend to roll the futures contracts in which you intend to invest, or whether it is your intent to settle such contracts, and add disclosure of any related contango and backwardation risk. Also discuss how each fund will be rebalanced. Include a discussion of anticipated fees you may incur in connection with such rebalancing.

10.   Please provide historical data on the exchange rate for each Fund's underlying currency and the ICE U.S. Dollar Index.

11.   On page 2 you state that the Financial Instruments may include currency-based option contracts. Please expand your disclosure in this section to describe such currency-based

option contracts, including the risks of investing in such contracts and the impact it may have on an investment in any Fund.

12.   Please identify, if known, the anticipated counterparties to the forward contracts. Please also state if you expect there to be counterparty concentration.

Charges, page 36

13.   Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.

14.   You refer to expenses that will be paid by the Sponsor in this section. Please revise your disclosure to clarify if the table includes such expenses and to disclose if the Sponsor is contractually required to make such payments.

Litigation, page 82

15.   Please provide all the disclosure required by Item 103 of Regulation S-K for the class action lawsuit in which Louis Mayberg and Michael Sapir have been named defendants.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-1

16.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Signatures, page II-5

17.   Please provide the signature of your controller or principal accounting officer, or tell us why you believe it is not required. In addition, please also provide the signature of the Sponsor or revise the signature page to indicate it has been provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding these comments or on any related matters.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Kenneth C. Fang, Esq.